

August 2, 2012

Via E-mail
Brenda Galgano
Chief Financial Officer
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

   Re: **Vitamin Shoppe, Inc.**
       Form 10-K for the fiscal year ended December 31, 2011
       Filed February 28, 2012
       Definitive Proxy Statement filed on Schedule 14A
       Filed April 12, 2012
       File No. 1-34507

Dear Ms. Galgano:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies, page 21

Goodwill and Other Intangible Assets, page 21

1. We note goodwill comprised approximately 36% of your total assets as of December 31, 2011. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:

- Percentage by which fair value of your reporting units exceeded their carrying values as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined. For example, we note you utilize a five year financial forecast but it is not clear how you calculate the terminal value or how this calculated amount could affect the fair value of your reporting units;
- Discussion of the degree of uncertainty associated with the key assumptions. Refer to your disclosure, "[W]e also conduct the test using a 10% decrease in our revenue projections as an additional sensitivity test to ensure the reporting unit's fair value is greater than its carrying value even in a less favorable environment." While this information is helpful it does not allow a reader to assess the amount by which the fair value of your reporting units exceeded their carrying values. In this regard, tell us what consideration you gave to disclosing the amount by which the fair value of your reporting units exceeded their carrying value assuming a 10% decrease in your revenue projections.
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Selling, General and Administrative Expenses, page 25

2. Refer to your statement, "[I]n addition, during Fiscal 2011, we recorded a $3.7 million charge for non-income based tax exposures, relating to the past five fiscal years, due to undertaking a more thorough review for such exposures during the first fiscal quarter of 2011. The charge represented our best estimate of the exposure relating to such taxes." Please explain to us the nature of these non-income based tax exposures and what triggered the reduction during the period.

3. We note from your property and equipment footnote on page 51 that depreciation and amortization expense decreased in fiscal 2011. Please explain to us and disclose what caused the decrease.

Consolidated Balance Sheets, page 40

4. Please refer to the accrued expenses and other current liabilities line item on your balance sheet. Please tell us whether any single item is in excess of five percent of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 30

Review of External Data, page 33

5. Please revise your disclosure to identify the national compensation consulting firm surveys and "other data" you use and provide greater details on how you use this information to supplement the information provided by your peer group.

Annual Bonus, page 35

6. In the discussion of annual bonuses, you indicate that they are awarded based on an executive's individual objectives. Please revise your discussion to specify those individual objectives for each named executive officer. See Item 402 (b)(2)(v) of Regulation S-K.

Long-term Incentive Compensation, page 37

7. We note in your discussion of your long term equity grants you reference adjusted EBITDA targets. We further note that in your discussion of annual bonuses you define and disclose an adjusted EBITDA target. Please confirm that the annual bonuses adjusted EBITDA target is the same as the adjusted EBITDA targets discussed in your long-term incentive compensation discussion. If so, please revise your disclosure to indicate this and, if not, state the adjusted EBITDA targets for your long-term incentive compensation.

Executive Compensation, page 43

8. We note that you have provided the value of Stock Awards and the fair value of Option Awards for your executives. Please clarify whether these equity awards are subject to performance conditions. In addition, please revise your disclosure here and in your Directors Compensation table on page 18 to indicate, if true, that the values are computed in accordance with FASB ASC Topic 718. See Items 402(c)(2)(v-vi) and 402(k)(2)(iii-iv) of Regulation S-K. If applicable, please make similar revisions to your 2011 Grants of Plan Based Awards disclosure on page 44. See Instruction 8 to Item 402(d) of Regulation S-K.

9. We note from your summary compensation table that the compensation of Messrs. Truesdale and Archbold has increased materially and the compensation of Mr. Markee has decreased materially. Please describe the factors considered in decisions to change their compensation materially. Refer to Item 402(b)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551- 3342 or Lilyanna Peyser, Attorney-Advisor, at (202) 551- 3222 if you have questions regarding any other comments. You may contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief